UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

(Mark One)

[ X ]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___ to ___

Commission File Number: 001-32242

Domino’s Pizza 401(k) Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Domino’s Pizza, Inc.

30 Frank Lloyd Wright Drive

Ann Arbor, MI 48105

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

TABLE OF CONTENTS

FINANCIAL STATEMENTS	Page No.

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2023	4

Notes to Financial Statements	5

Supplemental Schedule

Form 5500, Schedule H, Item 4i—Schedule of Assets (Held at End of Year) as of December 31, 2023	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	12

EXHIBIT

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Domino’s Pizza 401(k) Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Domino’s Pizza 401(k) Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental schedule of assets (held at end of year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2009.

Southfield, Michigan

June 17, 2024

DOMINO’S PIZZA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)	December 31, 2023	December 31, 2022
Investments at fair value	$405,681	$348,004
Notes receivable from participants	7,848	6,714
Net assets available for benefits	$413,529	$354,718

The accompanying notes are an integral part of these financial statements.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
(In thousands)	December 31, 2023
Additions
Investment income:
Interest and dividends	$10,261
Net appreciation in fair value of investments	52,056
Total investment income – net	62,317
Interest income on notes receivable from participants	474
Contributions:
Employee	23,015
Employer	13,074
Rollover	2,699
Total contributions	38,788
Total additions	101,579

Deductions
Benefits paid to participants	(42,560)
Administrative expenses	(208)
Total deductions	(42,768)

Net increase in net assets available for benefits	58,811
Net assets available for benefits - beginning of year	354,718
Net assets available for benefits - end of year	$413,529

The accompanying notes are an integral part of these financial statements.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan

General– The following description of the Domino’s Pizza 401(k) Savings Plan (the “Plan”) provides only general information. The Plan is a defined contribution plan for the benefit of certain employees of Domino’s Pizza LLC (“DPLLC” or the “Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan agreement for a complete description of the Plan’s provisions. Fidelity Management Trust Company (the “Trustee”) administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan’s participants.

Eligibility – A person may become a participant in the Plan on the first day he or she meets the following requirements:

1.
The person is employed by DPLLC or an affiliated company, including the parent company, Domino’s Pizza, Inc. (the “Company”), which has adopted the Plan for the person’s job classifications and/or location.
2.
The person has completed at least 1,000 hours of service.
3.
The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for plan coverage of bargaining unit members.
4.
The person has attained age 18.
5.
The person is a citizen or resident of the United States.

Subsequent to the end of the 2023 Plan year, on January 1, 2024 the Plan agreement was amended such that employees aged 18 or older who have also worked at least 60 days for DPLLC will be eligible to participate in the Plan.

Contributions – Each year, participants may contribute up to 75% of eligible wages either on a pre-tax or Roth basis, as defined in the Plan agreement, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the “Code”). Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Plan Administrator provides a matching contribution in the amount of 100% of the first 5% of each employee’s elective deferrals.

The Plan Administrator may also make discretionary contributions, including profit-sharing contributions, to the Plan. There were no discretionary contributions made by the Plan Administrator during the year ended December 31, 2023. The matching contributions made by the Plan Administrator are made each payroll period in cash and were based on the individual participant’s investment allocation in the participant’s accounts in 2023.

Vesting– Participants’ contributions, the Plan Administrator’s matching contributions and income earned thereon are immediately fully vested.

Voting Rights – Each participant or beneficiary who has an interest in the Domino’s Pizza, Inc. Stock Fund (“Stock Fund”) is entitled to exercise voting rights attributable to the shares allocated to his or her Stock Fund account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee shall not vote shares for which the Trustee has received no direction from the participant or beneficiary, except as required by law.

Forfeitures– Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan and when there are unclaimed benefits paid to these terminated participants. Any forfeited amounts may be used to reduce future contributions of the Plan Administrator and pay administrative expenses. During the year ended December 31, 2023, approximately $9.2 thousand of previously forfeited amounts were utilized to reduce contributions of the Plan Administrator. As of December 31, 2023 and 2022, the Plan had outstanding forfeiture balances of approximately $15.8 thousand and $15.7 thousand, respectively, available to reduce future contributions of the Plan Administrator and pay administrative expenses.

Participant Accounts – Each participant’s account is credited with the participant’s voluntary contributions, the participant’s specific fund earnings, the matching contributions of the Plan Administrator and, if any, an allocation of discretionary contributions and charged with an allocation of Plan administrative expenses. Allocations are based on participant earnings or account balances or compensation, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits – Distribution of benefits begins when the earlier of the following have occurred: (1) within 60 days of the close of the Plan year in which the participant attains age 73 pursuant to the Setting Every Community Up for Retirement Enhancement Act (“SECURE 2.0 Act”) which became effective in 2023 or (2) the participant terminates service with DPLLC. Participants may also elect to make withdrawals at age 59 ½ without tax penalty.

Benefits are distributed in the form of either a series of payments, a lump-sum payment or a partial distribution(s) of the account balance, as elected by the participant.

Benefits Paid to Participants – Participants may withdraw funds from their accounts if the Trustee determines that a withdrawal is necessary to avoid certain financial hardships, as permitted under the Code, or death, disability or for any reason after reaching age 59 ½.

Plan Termination – Although it has not expressed any intent to do so, the Plan Administrator has the right to amend, modify, terminate, withdraw from, or suspend contributions to the Plan at any time under the provisions of ERISA. In the event of termination of the Plan, all participant accounts become fully vested and are distributed to the participants in accordance with the Plan agreement.

Notes Receivable from Participants – Participants may borrow funds from their account balance. A note may not be less than $1.0 thousand and may not exceed the lesser of 50% of the vested portion of the participant’s total account balance or $50.0 thousand. The Plan Administrator establishes the terms of the note agreement, secured by the balance in the participant’s account. The note agreement bears interest at rates that ranged from 4.25% to 9.50% as of December 31, 2023 and ranged from 4.25% to 8.00% as of December 31, 2022, which are commensurate with local prevailing rates as determined by the Plan Administrator. Notes must be repaid within five years, unless the proceeds are used to purchase a principal residence in which case the loan term may be extended. Principal and interest are generally paid ratably through bi-weekly payroll deductions.

CARES Act – In response to the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted on March 27, 2020. The CARES Act, among other benefits, provides certain relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The Plan Administrator has adopted certain relief provisions included in the CARES Act including those related to hardship distributions and participant loan deferment, which were effective through December 31, 2020, and the Plan was amended on February 14, 2023 to effectuate these changes as of April 23, 2020. The adopted provisions provide for qualified coronavirus related distributions from the Plan up to $100.0 thousand and to allow participants to defer loan repayments that would otherwise have been due from March 27, 2020 to December 31, 2020.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition– The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the Plan’s common collective trust funds is at Net Asset Value (“NAV”), which is calculated by the fund based on net assets. The NAV is used as a practical expedient to estimate fair value. The fair value of the Plan’s mutual funds is based on quoted prices of the shares held by the Plan. Shares of employer securities in the Stock Fund are unitized in a fund that includes an interest-bearing cash account. The employer securities are valued based on quoted prices and the interest-bearing cash account consists of highly liquid investments with original maturities of three months or less at the date of purchase. These investments are carried at cost, which approximates fair value. The unitized Stock Fund calculates a NAV per share on a periodic basis based on the fair value of the underlying holdings of both the employer securities and the interest-bearing cash account.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Winslow Large Cap Growth Fund (“Large Cap Fund”), SSgA S&P 400 Mid Cap Index Fund (“Mid Cap Fund”), Boston Trust Small Cap Retirement Fund (“Small Cap Fund”) and the Fidelity Managed Income Portfolio Class I Fund (“MIP”) are valued based on NAV, which is calculated by the fund based on net assets of the underlying investments at fair value, which, for the Large Cap Fund, Mid Cap Fund and Small Cap Fund, primarily represent common stock and collective investment funds, and for the MIP, certain fixed income securities as well as a wrap contract to maintain a stable NAV of $1.00 per unit. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and does not reflect an actual market price, which may be different by a material amount.

The Large Cap Fund, Mid Cap Fund, Small Cap Fund and MIP each allow for daily liquidity with no additional days notice required for redemption for participant directed transactions.

Were the Plan to initiate a full redemption of any of these funds, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly manner. There are no unfunded commitments.

The valuation methodologies described for the Plan’s common collective trust funds above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Notes Receivable from Participants – The notes receivable from participants are valued at their outstanding balances plus any accrued interest. Interest income is recorded on the accrual basis. Delinquent notes receivable are reclassified as benefits paid to participants based upon terms of the Plan agreement. No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

Risks and Uncertainties – The Plan provides for investments in various investment options that are, in general, exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Benefits Paid to Participants – Benefits are recorded when paid.

Administrative Expenses – Expenses attributable to investments earmarked to a participant’s account and fees associated with specific participant transactions, including loan application fees, are charged to that account to the extent specified by the Plan Administrator. Various administrative costs of maintaining the Plan are paid by the Plan Administrator and are not included on the Plan financial statements.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Accounting Standards Not Yet Adopted - The Plan has considered all new accounting pronouncements issued by the Financial Accounting Standards Board. There are no new accounting pronouncements issued that are expected to have a material impact on the Plan’s financial statements.

Note 3 – Tax Status

The Plan has adopted a volume submitter plan document that had received a favorable advisory letter from the Internal Revenue Service (“IRS”), dated June 30, 2020, which states that the volume submitter plan document satisfies the applicable provisions of the Code. Accordingly, the Plan relies on the favorable advisory letter as evidence that the Plan was qualified to the extent prescribed by the IRS under Code Section 401(a). Although the Plan has been amended since the volume submitter plan received the advisory letter, in the opinion of the Plan Administrator, the Plan is currently designed and being operated in all material respects in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. Management is not aware of any uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2023 and 2022. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4 – Related Party and Party-in-Interest Transactions

The Company and its subsidiaries, the participants and the Trustee have all been identified as parties-in-interest. The Plan invests in shares of mutual funds and a common collective trust fund managed by the Trustee, as well as shares of the Company’s common stock. Investments at fair value included 81,954 and 91,978 shares of the Company’s common stock as of December 31, 2023 and 2022, respectively. During 2023, the Plan purchased 2,523 shares of the Company’s common stock for $992 thousand and sold 12,548 shares of the Company’s common stock for $5.0 million.

Subsequent to the end of the 2023 Plan year, beginning on January 3, 2024, the Plan agreement was amended to freeze any future participant contributions to the Stock Fund.

Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest and related party transactions, which are exempt from the prohibited transaction rules. Certain administrative expenses of the Plan are paid by the Plan Administrator and qualify as party-in-interest transactions. The Plan Administrator has a Master Service Agreement with the Trustee. The Plan pays for the services of the Trustee through net fees charged to the participants in the Plan.

Note 5 – Reconciliation from Financial Statements to Form 5500

The differences between the amounts presented on the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits and the related Form 5500 are attributable to differences in the presentation between the Plan Administrator’s valuation of the Plan’s investment in the MIP at fair value and that of the Trustee for presentation in the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2023 and 2022 to net assets per the Form 5500:

(In thousands)	December 31, 2023	December 31, 2022
Net assets available for benefits per the financial statements	$413,529	$354,718
Value adjustment for the MIP	(944)	(1,132)
Net assets per the Form 5500	$412,585	$353,586

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2023 to net income per the Form 5500:

(In thousands)	December 31, 2023
Net increase in net assets available for benefits per the financial statements	$58,811
Value adjustment for the MIP at December 31, 2023	(944)
Value adjustment for the MIP at December 31, 2022	1,132
Net income per the Form 5500	$58,999

Note 6 – Fair Value

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Plan classifies and discloses assets carried at fair value in one of the following three categories. Refer to Note 2 for details on the procedures used to value investments in common collective trust funds measured at NAV, which is used as a practical expedient to estimate fair value.

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset’s fair value measurements level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth the Plan’s investments at fair value as of December 31, 2023 and 2022.

	December 31, 2023
		Fair Value Estimated Using
	Carrying	Level 1	Level 2	Level 3
(In thousands)	Amount	Inputs	Inputs	Inputs
Mutual funds	$257,382	$257,382	$—	$—
Domino's Pizza, Inc. Stock Fund:
Domino's Pizza, Inc. common stock	36,750	36,750	—	—
Interest bearing cash account	1,456	1,456	—	—
Total investments subject to leveling	$295,588	$295,588	$—	$—
Total investments measured at NAV as a practical expedient
Common collective trusts	110,093
Total investments at fair value	$405,681

	December 31, 2022
		Fair Value Estimated Using
	Carrying	Level 1	Level 2	Level 3
(In thousands)	Amount	Inputs	Inputs	Inputs
Mutual funds	$217,766	$217,766	$—	$—
Domino's Pizza, Inc. Stock Fund:
Domino's Pizza, Inc. common stock	34,339	34,339	—	—
Interest bearing cash account	1,356	1,356	—	—
Total investments subject to leveling	$253,461	$253,461	$—	$—
Total investments measured at NAV as a practical expedient
Common collective trusts	94,543
Total investments at fair value	$348,004

There were no transfers between levels for the year ended December 31, 2023.

Note 7 – Subsequent Events

The Plan Administrator evaluated subsequent events for the Plan through June 17, 2024, the date the financial statements were available to be issued. Other than as described in Notes 1 and 4, there were no subsequent events requiring recognition or disclosure.

DOMINO’S PIZZA 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

Form 5500, Schedule H, Item 4i

Schedule of Assets (Held at End of Year)

EIN – 38-3495003, Plan No. 004

December 31, 2023

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value (in thousands)
		Mutual funds:
*	Fidelity Investments	Fidelity Puritan K Fund	**	$58,508
*	Fidelity Investments	Fidelity 500 Index Fund	**	56,734
	American Funds	American Funds EuroPacific Growth Fund Class R-6	**	25,419
	Harding Loevner Funds	Harding Loevner Institutional Emerging Markets	**	6,915
	PIMCO Funds	PIMCO Total Return Institutional Fund	**	28,642
	Invesco Funds	Invesco Comstock R6	**	32,546
	Vanguard	Vanguard Total Bond Market Index Fund	**	25,715
	Vanguard	Vanguard Total International Stock Index Fund	**	3,510
	Dodge Trust Funds	Dodge & Cox International Stock Fund Class I	**	19,393
		Common collective trust funds:
*	Fidelity Investments	Fidelity Managed Income Portfolio Fund Class I	**	15,635
	SEI Trust Company	Winslow Large Cap Growth	**	49,530
	State Street Global Advisors	SSgA S&P Mid Cap Index Series Fund Class XIV	**	25,209
	Boston Trust Funds	Boston Trust Small Cap Retirement Fund	**	18,775
		Employer securities:
*	Fidelity Investments	Domino's Pizza, Inc. common stock	**	36,750
*	Fidelity Investments	Interest bearing cash account	**	1,456
		Total investments		404,737
		Notes receivable from participants***	$0	7,848
		Total Assets Held at End of Year		$412,585

*	Party-in-interest
**	Historical cost information is not required for participant-directed investments
***	Party-in-interest. Interest rates on notes receivable range from 4.25% to 9.50% and maturity dates range from 2024 through 2028.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINO’S PIZZA 401(K) SAVINGS PLAN
(Name of Plan)

Date: June 17, 2024	/s/ Sandeep Reddy
Sandeep Reddy
Executive Vice President, Chief Financial Officer (Principal Financial Officer)
Domino’s Pizza, Inc.